Exhibit 99.1

The Hague, April 21, 2008

AEGON and Industrial Securities complete asset management joint venture

AEGON and China’s Industrial Securities have completed the establishment of their asset management joint venture following the recent final approval by the regulatory authorities. Under the agreement, AEGON has acquired a 49% interest in Industrial Fund Management Company (IFMC), a Chinese mutual fund manager with approximately EUR 3 billion assets under management*). Industrial Securities, one of China’s leading securities companies, will retain the remaining 51% of IFMC. The initial agreement was announced on May 28, 2007.

The joint venture will be renamed AEGON Industrial Fund Management Company. Both shareholders will be equally represented in the Board of Directors. The current management team led by CEO Yang Dong will continue to lead AEGON Industrial FMC with the objective of becoming one of the top players in the Chinese fund management market. Over the past two years, assets under management have increased from EUR 600 million to EUR 3 billion.

The new partnership with Industrial Securities and the stake in AEGON Industrial FMC represent an excellent opportunity for AEGON in entering the fast-growing asset management market in China. Expanding into the asset management business will broaden AEGON’s presence in the Chinese market. To support AEGON Industrial FMC’s ambition to become a leading fund manager in China, AEGON will contribute its longstanding and broad-based expertise in asset management, including investment skills, innovative product development and risk management. Furthermore, AEGON Industrial FMC will support AEGON’s entry into the Chinese pension business.

“Asia is an essential pillar of AEGON’s international growth strategy, as demonstrated by our continued investment in greater China, and in our newest markets of India and Japan”, said Alexander Wynaendts, Chief Operating Officer of AEGON N.V. “We welcome this opportunity to further expand in this fast growing market and look forward to combining our expertise with the excellent management capabilities of Industrial Securities.”

“We strongly believe that AEGON’s support for Industrial Fund Management Company in the areas of product development, investment processes, operations and risk management will improve our core competencies and raise our quality to allow us to develop our capabilities further as an excellent fund management company”, said Lan Rong, Chairman of Industrial Securities.

*)	As of March 31, 2008

Investor Relations: +31 (0)70 344 83 05 (NL)    +1 877 548 96 68 (USA)    |    Media Relations: +31 (0)70 344 83 44 (NL)

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ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

ABOUT INDUSTRIAL SECURITIES

Founded in 1990, Industrial Securities has a very strict policy of always complying with the supervision guidelines of ‘Governing by law, monitoring and supervision, self-discipline, and standardization’, and is dedicated to the development and implementation of professional service, marketing, and management systems. Over the years, its security underwriting and brokerage businesses have witnessed steady growth and increased market share, with all indicators for its primary business units ranking among the top 20 in the industry.

Industrial Securities is one of the first ten securities companies that got permission for a capital increase and share expansion after the implementation of the P.R.C. Securities Law, and one of the nine comprehensive securities companies approved by the China Securities Regulatory Commission, as well as one of the first six standard securities brokers since the CSRC implemented its classified monitoring and supervision practice.

ABOUT INDUSTRIAL FUND MANAGEMENT COMPANY

Founded on September 30, 2003, Industrial Fund Management Company is a fund management company approved by the China Securities Regulatory Commission. Its main sponsor is Industrial Securities, one of the nation’s comprehensive securities companies. The company’s business scope covers fund establishment, fund management, and other business functions approved by the CSRC. Adhering to the primary objective of ‘maximizing shareholder interests’, it advocates a philosophy characterized by rational, scientific, and long-term investment. The company boasts a group of highly experienced professional talents, and has formulated research systems guided by specialized divisions in the areas of macroeconomics, industry and listed companies, financial engineering, and risk management. It is committed to rewarding its whole range of fund investors with sustained excellent performance.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free)
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.